NEWS RELEASE 10-31	SEPT. 8, 2010

FRONTEER GOLD INTERSECTS 33 METRES OF 5.96 G/T GOLD
AND BEGINS DECLINE WORK AT NORTHUMBERLAND

Fronteer Gold (FRG – TSX/NYSE Amex) announces today that core drilling continues to define a second high-grade, gold-silver zone and that site preparation for the decline portal has commenced at its wholly owned Northumberland project in Nevada.

Holes NUG05 and FNU38 are located 75 metres north and 105 metres south-west, respectively, of previously reported FNU035 (see August 3, 2010, press release). Both new holes returned high-grade gold and silver values. Mineralization now extends for an average strike length of 260 metres within the currently outlined second high-grade zone.

The 2010 drill program is focused on the western half of the shallow portion of the deposit where previous wide-spaced drilling and new geologic modeling indicate high-grade gold and silver occurring over thick intervals. Collectively, these two new holes expand an important target area and enhance the understanding of the distribution of high-grade mineralization throughout the deposit.

Drill highlights from the two new holes, starting at a depth of approximately 220 metres, include:

•

5.96 grams per tonne gold (0.174 ounces per ton) and 11.73 g/t silver (0.342 oz/ton) over 33.53 metres, including 13.20 g/t gold (0.385 oz/ton) and 9.95 g/t silver (0.290 oz/ton) over 1.52 metres in NUG05.

•	4.44 g/t gold (0.129 oz/ton) and 12.85 g/t silver (0.375 oz/ton) over 8.63 metres, and 5.09 g/t gold (0.148 oz/ton) and 11.25 g/t silver (0.328 oz/ton) over 13.53 metres, in FNU38.

(“NUG” references geotechnical hole. Composites for broad intervals are created at 3.0 g/t gold cut off, with “including” intervals created at 10 g/t cutoff. Several values below the 3.0 gram/tonne cutoff may be included as part of the mineralized zone).

Assays from additional holes testing this high-grade target area are pending.

DEVELOPMENT PROGRAM

Site preparation has begun for a 280-metre long decline to access high-grade mineralization within the deposit, with completion targeted for Q1-2011. The decline will:

•	Provide the most cost-effective method for future exploration/definition drilling and the best opportunity to assess controls on high-grade mineralization.
•	Offer the ability to take bulk samples for metallurgical testing, and pilot testing at third-party processing facilities.
•	Be constructed and sized to easily transition from exploration to production.

“In addition to Northumberland’s open-pit potential, targeting a high-grade underground operation with off-site processing is an option that may offer reduced capital requirements and provide supplemental mill feed to existing facilities,” says Troy Fierro, Fronteer Gold Chief Operating Officer.

For a photo of portal site preparation and graphic illustrating decline and underground drilling plans, please click: http://www.fronteergold.com/sites/files/fronteer_admin/NorthumberlandDecline1031.pdf ..

The ongoing 2010 development program has been expanded to include a seven-hole diamond-drill program in the shallow oxide/transitional area to obtain additional core for metallurgical testing. In addition, detailed core logging, structural and alteration analysis, and pit mapping is currently in progress to update the geological model and controls on mineralization in the deposit areas.

James Ashton P.E. is designated as a Qualified Person for the Northumberland drill results, with the ability and authority to verify the authenticity of, and validity of these data. Drill composites were calculated using a cut-off of 3.0 g/t. Drill intersections are reported as drilled thicknesses. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion of numerous standards and blanks into the sample stream, and the insertion of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 51-element geochemical suite by ICP-MS/-AES.

ABOUT FRONTEER GOLD

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Fronteer Gold aims to build regional production by advancing these projects sequentially over the near-term using existing cash resources. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and timing and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.